Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 5, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1186
    BulletShares High Yield Low Duration 2016-2019 Bond Ladder Portfolio of
                                 ETFs, Series 4
                       File Nos. 333-195358 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1186, filed on April 17, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the BulletShares High Yield Low Duration 2016-2019 Bond Ladder Portfolio of ETFs, Series 4 (the "Trust"). Please note that the Trust has changed its name from "BulletShares High Yield Low Duration 2015-2019 Bond Ladder Portfolio of ETFs, Series 4" to "BulletShares High Yield Low Duration 2016-2019 Bond Ladder Portfolio of ETFs, Series 4."

PROSPECTUS

Investment Summary -- Investment Objective

     1. Please revise the investment objective to state: "The trust seeks to provide current income."

     Response: The disclosure has been revised as requested.

Investment Summary -- Principal Investment Strategy

     2. The second paragraph states that the underlying exchange-traded funds will hold bonds with effective maturities for the same year as the exchange-traded fund is scheduled to mature. Please confirm that the exchange-traded funds terminate during the year the bonds mature.

     Response: We confirm that the exchange-traded funds will terminate during the year the bonds mature.

     3. Please confirm that the average duration of the exchange-traded funds is three years or less.

     Response: We note that the Commission has given guidance that generally states that short-term funds should have dollar-weighted average maturities of three years or less. However, there is no equivalent standard for duration. Instead, the Commission's guidance states a fund may use any reasonable definition of a term suggesting a particular duration and should explain its definition in its discussion of its investment objectives and strategies in the fund's prospectus. The sponsor believes that an appropriate definition for low duration is a fund with an average duration of four years or less.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren